Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VOLUNTARY ANNOUNCEMENT

PROPOSED INCREASE IN SHAREHOLDING BY CONTROLLING SHAREHOLDER, EXECUTIVE DIRECTOR, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

This announcement is made by MINISO Group Holding Limited (the “Company”) on a voluntary basis.

The board (the “Board”) of directors (the “Directors”) of the Company has been informed by Mr. Ye Guofu (“Mr. Ye”), the controlling shareholder, chairman of the Board and chief executive officer of the Company, that based on his confidence in the Company’s value and long-term business prospects, he intends to increase his shareholding in the Company within 12 months commencing from the date of this announcement by purchasing shares of the Company (including American Depositary Shares (the “ADSs”) and/or ordinary shares (the “Shares”) listed on The Stock Exchange of Hong Kong Limited (the “HKEX”)) in the open market or through private transactions, directly or through entities controlled by him, using his own funds, for an aggregate amount of not less than HK$50.0 million (the “Share Increase Plan”).

As of the date of this announcement, Mr. Ye directly and indirectly through entities controlled by him holds an aggregate of 789,541,061 Shares, representing approximately 63.7% of the issued Shares (excluding treasury Shares). Based on information available to the Company and to the best knowledge and belief of the Directors, the Company will maintain a sufficient public float of its issued Shares if the Share Increase Plan is implemented.

The Share Increase Plan by Mr. Ye fully reflects his strong conviction in the Company’s long-term growth prospects and its intrinsic value.

Trading Window for Commencement of the Share Increase Plan

Given that the Company has not yet announced its financial results for the first quarter ended March 31, 2026, Mr. Ye is subject to trading blackout restrictions under the Company’s insider trading policy and the restrictions on securities transactions by Directors under the Model Code for Securities Transactions by Directors of Listed Issuers as set out in the Appendix C3 to the Rules Governing the Listing of Securities on the HKEX. Accordingly, Mr. Ye will commence execution of the Share Increase Plan during the first permissible open trading window following the expiration of the applicable blackout period after the publication of the announcement of the Company’s 2026 first quarterly financial results while not in possession of any material non-public information.

Implementation of the Share Increase Plan

Mr. Ye will implement the Share Increase Plan through the purchase of ADSs and/or Shares through open market or private transactions, depending on market conditions. The specific timing, price and volume of each purchase will be determined in accordance with prevailing market conditions and applicable laws and regulations.

Disclosure Obligations

Each of the Company and Mr. Ye will make appropriate disclosures in a timely manner in accordance with the applicable requirements of the Securities and Exchange Commission of the United States and the HKEX regarding the progress of Mr. Ye’s share purchases.

Statement by Mr. Ye Guofu

“MINISO’s journey and performance over the past several years have fully validated the soundness of the Company’s strategic direction and the outstanding execution capability of our team. I am highly confident in the Company’s continued growth and am demonstrating that commitment through concrete action.”

By order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, April 23, 2026

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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